Overview

We are a growth-oriented company based in Houston, Texas that manages and maintains interests in energy and infrastructure businesses. We were created through the successful reorganization of Delta Petroleum Corporation ("Delta") in August 2012. The reorganization converted approximately $265 million of unsecured debt to equity and allowed us to preserve significant tax attributes. We changed our name from Par Petroleum Corporation to Par Pacific Holdings, Inc. effective October 20, 2015.

Our business is organized into three primary operating segments:

1) **Refining** - Our refinery in Kapolei, Hawaii produces ultra-low sulfur diesel, gasoline, jet fuel, marine fuel and other associated refined products primarily for consumption in Hawaii.

2) **Retail** - Our retail outlets sell gasoline, diesel and retail merchandise throughout the island of Oahu as well as the neighboring islands of Maui, Hawaii and Kauai. Our retail network includes Tesoro and "76" branded retail sites, company-operated convenience stores, sites operated in cooperation with 7-Eleven and other sites operated by third parties.

3) **Logistics** - We own and operate refined products terminals, pipelines, a single-point mooring and trucking operations to distribute refined products throughout the island of Oahu as well as the neighboring islands of Maui, Hawaii, Molokai and Kauai.

We also own an equity investment in Laramie Energy, a joint venture entity focused on producing natural gas in Garfield, Mesa and Rio Blanco Counties, Colorado. On December 17, 2015, we entered into an equity commitment letter with Laramie Energy, pursuant to which we agreed to purchase certain membership interests of Laramie Energy for an aggregate cash purchase price of $55 million, subject to certain financing commitments by various lenders and additional equity investors, in connection with the closing of a purchase and sale agreement whereby Laramie Energy agreed to acquire certain properties in the Piceance Basin for $157.5 million, subject to customary purchase price adjustments. The transaction closed on March 1, 2016 and, upon the closing of the transaction, Laramie Energy assumed ownership and operatorship of the purchased properties and our ownership interest in Laramie Energy increased from 32.4% to 42.3%.

The refining, retail and logistics segments were established through the acquisition of PHR from Tesoro on September 25, 2013. As a result, our results of operations for any period after September 30, 2013 will not be comparable to any period before September 30, 2013.

During 2015, we changed our reportable segments to separate our retail and logistics operations from our refining operations due to a change in senior leadership, organizational structure, the acquisition of Mid Pac and to reflect how we currently make financial decisions and allocate resources. We have five reportable segments: (i) Refining, (ii) Retail, (iii) Logistics, (iv) Texadian and (v) Corporate and Other. We previously reported results for the following three business segments: (i) Refining, Distribution and Marketing, (ii) Natural Gas and Oil Production and (iii) Commodity Marketing and Logistics. We have recast the segment information for the years ended December 31, 2014 and 2013 to conform to the current period presentation. Please read Note 19—Segment Information to our consolidated financial statements included in this Annual Report on Form 10-K for detailed information on our operating results by segment.

Recent Events

KeyBank Credit Agreement

On December 17, 2015, HIE Retail and Mid Pac entered into a credit agreement with KeyBank in the form of a revolving credit facility with a maximum principal amount of $5 million and term loans in the amount of $110 million. The proceeds of the term loans were used to repay and terminate the existing indebtedness under the HIE Retail and Mid Pac Credit Agreements and to pay transaction fees and expenses and to facilitate a cash distribution to their parent.

Registered Direct Offering

On November 25, 2015, we issued an aggregate of 3.4 million shares of our common stock to certain pre-existing investors and other investors in a registered direct offering (the "Offering") at a purchase price of $22.00 per share. The total gross proceeds from the Offering were approximately $74.8 million, before deducting expenses of approximately $1.0 million, for net proceeds of approximately $73.8 million.

Inventory Financing Agreements

On June 1, 2015, we entered into several agreements with J. Aron & Company ("J. Aron") to support the operations of our refinery (the "Supply and Offtake Agreements"). The Supply and Offtake Agreements have a term of three years with two one-year extension options upon mutual agreement of the parties. The Supply and Offtake Agreements also include a deferred payment arrangement, whereby we can defer payments owed under the agreements up to the lesser of $125 million or 85% of the eligible accounts receivable and inventory.

Upon execution of the Supply and Offtake Agreements, we terminated our Supply and Exchange Agreements with Barclays on June 1, 2015, subject to certain obligations to reimburse Barclays for third-party claims, and the ABL Facility. During the year ended December 31, 2015, we recorded a loss of $19.2 million related to the termination of these financing agreements, which is included in Loss on termination of financing agreements on our consolidated statements of operations. Please read Note 10—Inventory Financing Agreements to our consolidated financial statements for more information.

Mid Pac Acquisition

On April 1, 2015, we completed the acquisition of Mid Pac for cash consideration of $74.4 million. In connection with the acquisition, Mid Pac's pre-existing debt was fully repaid on the closing date for $45.3 million. The acquisition and debt repayment were funded with cash on hand and $55 million of borrowings under the Mid Pac Credit Agreement. The results of operations of Mid Pac are included in our refining, retail and logistics segments effective April 1, 2015. Mid Pac distributes gasoline and diesel through over 80 locations across the State of Hawaii, and owns four terminals. In conjunction with the acquisition, we also obtained the exclusive rights to the "76" brand in Hawaii through 2024. Please read Note 4—Acquisitions to our consolidated financial statements for more information.

Results of Operations

Factors Impacting 2015 Results

During the year ended December 31, 2015, we benefited from favorable market conditions with crack spreads above the five year average which improved our margins and declining crude prices which reduced our operating expenses. We continued the trend of commercial improvements with increased on-island sales mainly resulting from a contract with the military for jet fuel and additional fuel volumes as a result of our acquisition of Par Hawaii.

We also increased our financial flexibility during 2015 with the termination of our supply and exchange agreements with Barclays and entry into supply and offtake agreements with J. Aron. The J. Aron agreement provides us with increased operational and financial flexibility for crude sourcing and managing commodity exposure. Over the course of the year, we became more active in the management of our commodity exposure entering into derivatives to economically hedge our inventory, the impact of price lag on our sales contracts and the cost of the crude we use to run the refinery.

Throughout 2015, we strengthened our balance sheet and simplified our capital structure. In connection with the termination of the Barclays supply and exchange agreements, we terminated the ABL Facility with Deutsche Bank. In the fourth quarter of 2015, we consolidated our Retail credit agreements using a portion of the proceeds to pay off the portion of our Term B loan that was schedule to mature in the first quarter 2016 and completed a stock offering.

The following table summarizes our consolidated results of operations for the years ended December 31, 2015, 2014 and 2013. The following should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,		
	2015	2014	2013
Revenues	$ 2,066,337	$ 3,108,025	$ 886,014
Cost of revenues	1,787,368	2,937,472	857,066
~~Gross Margin~~Profit			
~~Refining~~	~~176,933~~	~~$ 83,850~~	~~$ (13,632)~~
	~~$ 176,933~~		
~~Retail~~	~~68,313~~	~~44,523~~	~~9,452~~
~~Logistics [(1)]~~	~~34,011~~	~~30,547~~	~~8,723~~
~~Texadian~~	~~(2,308)~~	~~5,649~~	~~16,666~~
~~Corporate and Other~~	~~2,020~~	~~5,984~~	~~7,739~~
~~Total gross margin~~Gross Profit	~~278,969~~	~~170,553~~	~~28,948~~
Operating expense, excluding depreciation, depletion and amortization expense	141,621	146,573	32,927
Depreciation, depletion and amortization	19,918	14,897	5,982
Impairment expense	9,639	—	—
(Gain) loss on sale of assets, net	—	624	(50)
Trust litigation and settlements	—	—	6,206
General and administrative expense	44,271	34,304	21,494
Acquisition and integration costs	2,006	11,687	9,794
Total operating expenses	2,004,823	3,145,557	933,419
	~~217,455~~	~~208,085~~	~~76,353~~
Operating income (loss)	61,514	(37,532)	(47,405)
Other income (expense)			
Interest expense and financing costs, net	(20,156)	(17,995)	(13,285)
Loss on termination of financing agreements	(19,669)	(1,788)	(6,141)
Other income (expense), net	(291)	(312)	758
Change in value of common stock warrants	(3,664)	4,433	(10,159)
Change in value of contingent consideration	(18,450)	2,849	—
Equity earnings (losses) from Laramie Energy, LLC	(55,983)	2,849	(2,941)
Total other expense, net	(118,213)	(9,964)	(31,768)
Loss before income taxes	(56,699)	(47,496)	(79,173)
Income tax benefit	16,788	455	—
Net loss	$ (39,911)	$ (47,041)	$ (79,173)

~~[(1)] Our logistics operations consist solely of intercompany transactions which eliminate on a consolidated basis.~~

3

The following tables summarize our operating income (loss) by segment for the years ended December 31, 2015, 2014 and 2013. The following should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

For the year ended December 31, 2015	Refining	Logistics [1]	Retail	Texadian	Corporate, Eliminations and Other [2]	Total
Revenues	$ 1,895,662	$ 82,671	$ 283,507	$ 132,472	$ (327,975)	$ 2,066,337
Costs of revenue	1,718,729	48,660	215,194	134,780	(329,995)	1,787,368
Adjusted Gross Margin [3]	176,933	34,011	68,313	(2,308)	2,020	278,969
Operating expense, excluding DD&A	95,588	5,433	35,317	—	—	136,338
Lease operating expenses	—	—	—	—	5,283	5,283
Depreciation, depletion and amortization	9,522	3,117	5,421	854	1,004	19,918
Impairment expense	—	—	—	9,639	—	9,639
General and administrative expense	—	—	—	—	44,271	44,271
Acquisition and integration costs	—	—	—	—	2,006	2,006
Operating income (loss)	$ 71,823	$ 25,461	$ 27,575	$ (12,801)	$ (50,544)	$ 61,514

For the year ended December 31, 2014	Refining	Logistics [1]	Retail	Texadian	Corporate, Eliminations and Other [2]	Total
Revenues	$ 2,816,667	$ 70,457	$ 231,673	$ 189,160	$ (199,932)	$ 3,108,025
Costs of revenue	2,732,817	39,910	187,150	183,511	(205,916)	2,937,472
Adjusted Gross Margin [3]	83,850	30,547	44,523	5,649	5,984	170,553
Operating expense, excluding DD&A	111,261	4,524	25,115	—	—	140,900
Lease operating expenses	—	—	—	—	5,673	5,673
Depreciation, depletion and amortization	6,008	1,881	2,353	2,018	2,637	14,897
Loss on sale of assets, net	—	—	—	—	624	624
General and administrative expense	—	—	—	—	34,304	34,304
Acquisition and integration costs	—	—	—	—	11,687	11,687
Operating income (loss)	$ (33,419)	$ 24,142	$ 17,055	$ 3,631	$ (48,941)	$ (37,532)

For the year ended December 31, 2013	Refining	Logistics [1]	Retail	Texadian	Corporate, Eliminations and Other[2]	Total
Revenues	$ 755,406	$ 19,798	$ 48,913	$ 100,149	$ (38,252)	$ 886,014
Costs of revenue	769,038	11,075	39,461	83,483	(45,991)	857,066
Adjusted Gross Margin [3]	(13,632)	8,723	9,452	16,666	7,739	28,948
Operating expense, excluding DD&A	20,440	988	5,823	—	—	27,251
Lease operating expenses	—	—	—	—	5,676	5,676
Depreciation, depletion and amortization	1,222	468	577	2,009	1,706	5,982
Gain on sale of assets, net	—	—	—	—	(50)	(50)
Trust litigation and settlements	—	—	—	—	6,206	6,206
General and administrative expense	—	—	—	—	21,494	21,494
Acquisition and integration costs	—	—	—	—	9,794	9,794
Operating (income) loss	$ (35,294)	$ 7,267	$ 3,052	$ 14,657	$ (37,087)	$ (47,405)

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[1] — Our logistics operations consist primarily of intercompany transactions which eliminate on a consolidated basis.

[2] — Includes eliminations of intersegment revenues and cost of revenues of $330.0 million, $205.9 million and $46.0 million for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

[3] — Adjusted Gross Margin is defined as revenues less costs of revenue. See further discussion of this non-GAAP financial measure below. Adjusted Gross Margin is reconciled to Operating income (loss) by segment, the most directly comparable GAAP financial measure, herein.

Below is a summary of key operating statistics for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,		
	2015	**2014**	**2013**
Refining segment			
Total Crude Oil Throughput (Mbpd)	77.3	68.2	64.2
Source of Crude Oil:			
North America	47.7%	48.8%	—%
Asia	33.0%	1.3%	35.9%
Africa	8.3%	3.7%	15.8%
Latin America	8.0%	23.4%	7.1%
Middle East	2.1%	22.8%	41.2%
Europe	0.9%	—%	—%
Total	100.0%	100.0%	100.0%
Yield (% of total throughput)			
Gasoline and gasoline blendstocks	26.2%	24.5%	26.6%
Distillate	44.1%	38.9%	49.0%
Fuel oils	22.0%	30.7%	21.3%
Other products	4.7%	2.9%	0.2%
Total yield	97.0%	97.0%	97.1%
Refined product sales volume (Mbpd)			
On-island sales volume	62.4	53.9	60.1
Exports sale volume	14.4	15.2	5.9
Total refined product sales volume	76.8	69.1	66.0
4-1-2-1 Singapore Crack Spread [1]	$ 6.88	$ 6.25	$ 5.59
4-1-2-1 Mid Pacific Crack Spread [1]	8.31	7.16	7.33
Mid Pacific Crude Oil Differential [2]	(1.50)	(0.99)	(2.04)
Adjusted ~~refining margin~~Refining Contribution per bbl ($/throughput bbl) [3]	6.82	3.37	(0.65)
Production costs before DD&A expense per barrel ($/throughput bbl) [4]	3.54	4.71	3.40
Net operating margin per bbl ($/throughput bbl) [5]	3.28	(1.34)	(4.05)
Retail Segment			
Retail sales volumes (thousands of gallons)	80,649	49,484	10,274
Logistics Segment			
Pipeline throughput (Mbpd)			
Crude oil pipelines	77.7	68.2	63.9
Refined product pipelines	68.9	61.5	58.1
Total pipeline throughput	146.6	129.7	122.0

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[1] The profitability of our Hawaii business is heavily influenced by crack spreads in both the Singapore and U.S. West Coast markets. These markets reflect the closest, liquid market alternatives to source refined products for Hawaii. We believe the Singapore 4-1-2-1 and Mid Pacific crack spreads (or four barrels of Brent crude converted into one barrel of gasoline, two barrels of distillate (diesel and jet fuel) and one barrel of fuel oil) best reflect a market

indicator for our operations. The Mid Pacific crack spread is calculated using a ratio of 80% Singapore and 20% San Francisco indexes.

(2) Weighted average differentials, excluding shipping costs, of a blend of crudes with an API of 31.98 and sulfur weight percentage of 0.65% that is indicative of our typical crude oil mix quality compared to Brent crude.

(3) Management uses ~~adjusted refining margin~~Adjusted Refining Contribution per barrel to evaluate performance and compare profitability to other companies in the industry. There are a variety of ways to calculate ~~adjusted refining margin~~Adjusted Refining Contribution per barrel; different companies within the industry may calculate it in different ways. We calculate ~~adjusted refining margin~~Adjusted Refining Contribution per barrel by dividing ~~adjusted refining margin (revenues less feedstocks, purchased refined products, refinery fuel burn, transportation and distribution costs~~Adjusted Refining Contribution (Adjusted Gross Margin for the refining segment excluding lower of cost or net realizable value adjustments, unrealized gains (losses) on derivatives and our inventory valuation adjustment) by total refining throughput.

(4) Management uses production costs before depreciation, depletion and amortization ("DD&A") expense per barrel to evaluate performance and compare efficiency to other companies in the industry. There are a variety of ways to calculate production cost before DD&A expense per barrel; different companies within the industry calculate it in different ways. We calculate production costs before DD&A expense per barrel by dividing all direct production costs by total refining throughput.

(5) Calculated as adjusted refining ~~margin~~profit less production costs before DD&A expense.

Non-GAAP Performance Measures

Management uses certain financial measures to evaluate our operating performance that are considered non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP and our calculations thereof may not be comparable to similarly entitled measures reported by other companies.

Adjusted Gross Margin

Adjusted Gross ~~margin~~Margin is defined as revenues less ~~cost~~costs of ~~revenues.~~revenue. We believe ~~gross margin~~Adjusted Gross Margin is an important measure of operating performance and provides useful information to investors because it eliminates the gross impact of volatile commodity prices and demonstrates the earnings potential of the business before other fixed and variable costs. In order to assess our operating performance, we compare our ~~gross margin to industry gross margin~~Adjusted Gross Margin to industry benchmarks.

Adjusted Gross ~~margin~~Margin should not be considered an alternative to operating (loss) income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted Gross ~~margin~~Margin presented by other companies may not be comparable to our presentation since each company may define this term ~~differently. The following tables present a reconciliation of gross margin to the most directly comparable GAAP financial measure, operating (loss) income, on a historical basis for the periods indicated (in thousands):~~differently as they may include other manufacturing costs and depreciation costs in costs of revenue.

	Year Ended December 31,		
	2015	2014	2013
Gross Margin			
Refining	$ 176,933	$ 83,850	$ (13,632)
Retail	68,313	44,523	9,452
Logistics (1)	34,011	30,547	8,723
Texadian	(2,308)	5,649	16,666
Corporate and Other	2,020	5,984	7,739
Total gross margin	278,969	170,553	28,948
Operating expense, excluding depreciation, depletion and amortization expense	136,338	140,900	27,251
Lease operating expense	5,283	5,673	5,676
Depreciation, depletion and amortization	19,918	14,897	5,982
Impairment expense	9,639	—	—
(Gain) loss on sale of assets, net	—	624	(50)
Trust litigation and settlements	—	—	6,206
General and administrative expense	44,271	34,304	21,494
Acquisition and integration costs	2,006	11,687	9,794
Total operating expenses	217,455	208,085	76,353
Operating income (loss)	$ 61,514	$ (37,532)	$ (47,405)

_____

(1) Our logistics operations consist solely of intercompany transactions which eliminate on a consolidated basis. For a reconciliation to the most directly comparable GAAP financial measure, operating income (loss), please see the tables summarizing our operating income (loss) by segment above.

Adjusted Refining ~~Margin~~Contribution

Adjusted Refining ~~Margin~~Contribution is used to calculate our ~~adjusted refining margin~~Adjusted Refining Contribution per barrel, which we use to evaluate the economic performance of our refining ~~business. We calculate adjusted refining margin as gross~~business by adjusting the cost of revenues used to calculated Adjusted Gross Margin for certain non-cash items and other timing differences. Management believes this measure is useful as it allows investors to evaluate the contribution of our refining segment towards overhead and capital costs. We calculate Adjusted Refining Contribution as Adjusted Gross Margin for the refining ~~margin~~segment excluding (i) lower of cost or market adjustments on inventory owned by the refining segment, (ii) unrealized gains and losses on commodity derivatives held by the refining segment and (iii) the inventory valuation adjustment which adjusts for timing differences to reflect the economics of our inventory financing agreements.

~~Gross refining margin is reconciled~~For a reconciliation of Adjusted Gross Margin for the refining segment to the most directly comparable GAAP financial measure, operating income (loss), please see the tables summarizing our operating income (loss) by segment above. The following table presents a reconciliation of Adjusted Refining ~~Margin~~Contribution to ~~gross~~Adjusted Gross Margin for the refining ~~margin~~segment on a historical basis for the periods indicated (in thousands).

	Year Ended December 31,					
	2015		**2014**		**2013**	
Refining revenues	$	1,895,662	$	2,816,667	$	755,406
Refining cost of revenues		1,718,729		2,732,817		769,038
Adjusted Gross Margin for the refining segment	$	176,933	$	83,850	$	(13,632)
Inventory valuation adjustment		(14,959)		—		—
Unrealized (gain) loss on derivatives		10,284		—		—
Lower of cost or net realizable value adjustment		20,137		—		—
Adjusted Refining ~~Margin~~Contribution	$	192,395	$	83,850	$	(13,632)
~~Lower of cost or net realizable value adjustment~~		~~(20,137)~~		~~—~~		~~—~~
~~Unrealized (gain) loss on derivatives~~		~~(10,284)~~		~~—~~		~~—~~
~~Inventory valuation adjustment~~		~~14,959~~		~~—~~		~~—~~
~~Refining margin~~	~~$~~	~~176,933~~	~~$~~	~~83,850~~	~~$~~	~~(13,632)~~

Adjusted Net Income (Loss) and Adjusted EBITDA

Adjusted Net Income (Loss) is defined as net income (loss) excluding changes in the value of contingent consideration and common stock warrants, acquisition and integration expenses, lower of cost or net realizable value adjustments, inventory valuation adjustment which adjusts for timing differences to reflect the economics of our inventory financing agreements, unrealized (gains) losses on derivatives, impairment expense, loss on termination of financing agreements, release of valuation allowance due to Mid Pac acquisition and gains (losses) on sales of assets. Adjusted EBITDA is Adjusted Net Income excluding interest, taxes, depreciation, depletion and amortization and equity (earnings) losses from Laramie Energy. We believe Adjusted Net Income (Loss) and Adjusted EBITDA are useful supplemental financial measures that allow investors to assess:

- The financial performance of our assets without regard to financing methods, capital structure or historical cost basis;
- The ability of our assets to generate cash to pay interest on our indebtedness; and
- Our operating performance and return on invested capital as compared to other companies without regard to financing methods and capital structure.

Adjusted Net Income (Loss) and Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), net income (loss), cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.

The following table presents a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to the most directly comparable GAAP financial measure, net ~~income (loss)~~loss, on a historical basis for the periods indicated (in thousands):

	Year Ended December 31,		
	2015	**2014**	**2013**
~~Adjusted EBITDA~~**Net loss**	$ (39,911)	$ (47,041)	$ (79,173)
	$ ~~110,371~~	$ ~~(9,207)~~	$ ~~(30,921)~~
~~Income tax benefit~~Gain (loss) on sale of assets, net	—	624	(50)
	~~29~~	~~455~~	~~—~~
~~Equity earnings (losses) from Laramie Energy, LLC~~Inventory valuation adjustment	(14,959)	—	—
	~~(55,983)~~	~~2,849~~	~~(2,941)~~
~~Interest expense and financing costs, net~~Unrealized (gain) loss on derivatives	10,896	(1,015)	—
	~~(20,156)~~	~~(17,995)~~	~~(13,285)~~
~~Depreciation, depletion and amortization~~Lower of cost or net realizable value adjustment	21,648	2,444	—
	~~(19,918)~~	~~(14,897)~~	~~(5,982)~~
~~**Adjusted net income (loss)**~~ Acquisition and integration expense	2,006	11,687	9,794
	~~14,343~~	~~(38,795)~~	~~(53,129)~~
~~Impairment expense~~ Release of valuation allowance due to Mid Pac acquisition	(16,759)	—	—
	~~(9,639)~~		
~~Change in value of contingent consideration~~Loss on termination of financing agreements	19,669	1,788	6,141
	~~(18,450)~~	~~2,849~~	~~—~~
Change in value of common stock warrants	3,664	(4,433)	10,159
	~~(3,664)~~	~~4,433~~	~~(10,159)~~
~~Loss on termination of financing agreements~~Change in value of contingent consideration	18,450	(2,849)	—
	~~(19,669)~~	~~(1,788)~~	~~(6,141)~~
~~Release of valuation allowance due to Mid Pac Acquisition~~Impairment expense	9,639	—	—
	~~16,759~~		
~~**Acquisition and integration expense**~~ **Adjusted Net Income (Loss)**	14,343	(38,795)	(53,129)
	~~(2,006)~~	~~(11,687)~~	~~(9,794)~~
~~Lower of cost or net realizable value adjustment~~Depreciation, depletion and amortization	19,918	14,897	5,982
	~~(21,648)~~	~~(2,444)~~	~~—~~
~~Unrealized (gain) loss on derivatives~~Interest expense and financing costs, net	20,156	17,995	13,285
	~~(10,896)~~	~~1,015~~	~~—~~
~~Inventory valuation adjustment~~Equity (earnings) losses from Laramie Energy, LLC	55,983	(2,849)	2,941
	~~14,959~~	~~—~~	~~—~~
~~(Gain) loss on sale of assets, net~~Income tax benefit	(29)	(455)	—
	~~—~~	~~(624)~~	~~50~~
~~**Net loss**~~**Adjusted EBITDA**	$ 110,371	$ (9,207)	$ (30,921)
	$ ~~(39,911)~~	$ ~~(47,041)~~	$ ~~(79,173)~~

Factors Impacting Segment Results

Refining. Operating income for our refining segment was $71.8 million for the year ended December 31, 2015, an increase of $105.2 million compared to an operating loss of $33.4 million for the year ended December 31, 2014. The increase in profitability was primarily driven by an 11% increase in refined product sales volumes, which was compounded by an 18% increase in the percentage of sales of higher margin products, particularly distillate and gasoline. Additionally, there was an improvement in crack spreads year over year. The 4-1-2-1 Mid Pacific Crack Spread was $8.31 per barrel in 2015 compared to $7.16 per barrel in 2014. A global decline in crude oil prices resulted in a reduction in production costs and operating costs. Brent crude oil prices averaged $99.43 per barrel during 2014 compared to $53.58 per barrel in 2015, with similar decreases experienced for WTI crude oil prices. The year ended December 31, 2015 also benefited from $9.8 million in gains on commodity derivatives and there was no such activity for the year ended December 31, 2014.

Operating loss for our refining segment was $33.4 million for the year ended December 31, 2014, a slight decrease of $1.9 million compared to an operating loss of $35.3 million for the year ended December 31, 2013. We purchased our refinery on September 25, 2013 and the results of operations were only included in our financial statements from that date forward. It took management a period of time build its on-island customer base and establish a normal crude supply chain as evidenced by the $4.02/bbl improvement in the Adjusted Refining Contribution per barrel from 2013 to 2014. Additionally, operating expenses increased due to a full year of operations; however, there was a $3.5 million increase in insurance costs, $6.0 million increase in property and local taxes and $3.2 million increase in salaries and wages compared to 2013 annualized expenses. In addition, $6.0 million of operating expenses were capitalized as inventory costs for the year ended December 31, 2013.

Logistics. Operating income for our logistics segment was $25.5 million for the year ended December 31, 2015, an increase of $1.3 million compared to operating income of $24.1 million for the year ended December 31, 2014. Profitability of the logistics business is primarily driven by throughput which increased from 129.7 Mbpd for the year ended December 31, 2014 to 146.6 Mpbd for the year ended December 31, 2015.

Operating income for our logistics segment was $24.1 million for the year ended December 31, 2014, an increase of $16.9 million compared to operating income of $7.3 million for the year ended December 31, 2013. The logistics operations were acquired in the PHR acquisition on September 25, 2013; therefore, the primary driver of the increase in operating income was the inclusion of a full year of operations of PHR in 2014 compared to only three months in 2013; however some of the increase in 2014 was offset by lower bunkering volume due to fewer cruise ships in Hawaii in 2014.

Retail. Operating income for our retail segment was $27.6 million for the year ended December 31, 2015, an increase of $10.5 million compared to operating income of $17.1 million for the year ended December 31, 2014. The increase in operating income was primarily due to the acquisition of Mid Pac which closed on April 1, 2015 and contributed $7.4 million of operating income in 2015 to our retail segment.

Operating income for our retail segment was $17.1 million for the year ended December 31, 2014, an increase of $14.0 million compared to operating income of $3.1 million for the year ended December 31, 2013. The retail operations were acquired in the PHR acquisition on September 25, 2013; therefore, the primary driver of the increase in operating income was the inclusion of a full year of operations of PHR in 2014 compared to only three months in 2013. Additionally, management focused on increasing market share and merchandising efforts which resulted in improved results on a same store basis.

Texadian. Operating loss for our Texadian segment was $12.8 million for the year ended December 31, 2015, a decrease of $16.4 million compared to operating income of $3.6 million for the year ended December 31, 2014. The decrease in the profitability of this segment was primarily due to lower margins available for moving crude oil from Canada to the U.S. Gulf Coast due to market conditions which led to lower cash flows and resulted in impairment charges. As a result of these market conditions, we canceled the charter on barges used to move crude oil from Canada to the U.S Gulf Coast resulting in a $2.6 million impairment of intangible assets. These factors, along with the negative cash flows in 2015 and forecasted cash flows for 2016, also resulted in the recognition of a $7.0 million impairment of goodwill associated with the Texadian segment.

Operating income for our Texadian segment was $3.6 million for the year ended December 31, 2014, a decrease of $11.0 million compared to operating income of $14.7 million for the year ended December 31, 2013. The decrease was primarily due to lower trading differentials on heavy Canadian crude oil and lower volumes.

Discussion of Consolidated Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Refining Gross Margin. ***Revenues.*** For the ~~year~~year ended ~~December 31, 2015~~December 31, 2015, ~~our refining gross margin was approximately $176.9 million, an increase of $93.0 million~~revenues were $2.1 billion, a $1.0 billion decrease compared to ~~$83.9 million~~$3.1 billion for the ~~year~~year ended ~~December 31, 2014. The increase is primarily due to an increase in refined product sales volumes of approximately 11%, lower production costs due to lower crude oil prices and improved crack spreads. In addition, our product mix for 2015 had a higher percentage of sales of higher margin products, particularly distillate and gasoline, compared to 2014.~~December 31, 2014. The decrease was primarily due to reductions of $921.0 million and $56.7 million in our refining and Texadian segments, respectively, and were primarily the result of global declines in crude oil prices. Brent crude oil prices averaged $99.43 per barrel during 2014 compared to $53.58 per barrel in 2015, with similar decreases experienced for WTI crude oil prices. The market decreases were partially offset by increases of $51.8 million and $12.2 million in our retail and logistics segments, respectively. The increase in the retail segment was driven by the Mid Pac acquisition, which helped to offset lower prices per gallon. The increase in the logistics segment was driven by higher total throughput which increased from 129.7 Mbpd for the year ended December 31, 2014 to 146.6 Mbpd for the year ended December 31, 2015, which is consistent with an increase in our refined product sales volume from 69.1 Mbpd for the year ended December 31, 2014 to 76.8 Mbpd for the year ended December 31, 2015. The Mid Pac acquisition closed on April 1, 2015 and contributed a total of $147.6 million in revenues during the year ended December 31, 2015 of which $54.3 million and $93.3 million was attributed to the refining and retail segments, respectively. Mid Pac also contributed $4.0 million in logistics revenues which eliminate on a consolidated basis.

Cost of Revenues. For the year ended December 31, 2015, cost of revenues was $1.8 billion, a $1.2 billion decrease compared to $2.9 billion for the year ended December 31, 2014. The decrease was primarily due to reductions of $1.0 billion and $48.7 million in our refining and Texadian segments, respectively, and were primarily the result of global declines in crude oil prices as discussed above. These decreases were partially offset by increases of $28.0 million and $8.8 million in our retail and logistics segments, respectively. The increase in the retail segment was driven by the Mid Pac acquisition, which helped to offset lower prices per gallon on a cost basis. The increase in the logistics segment was driven by higher throughput as discussed above. The Mid Pac acquisition contributed a total of $115.4 million in cost of revenues during the year ended December 31, 2015 of which $45.7 million and $69.7 million was attributed to the refining and retail segments, respectively. Mid Pac also contributed $3.7 million in logistics cost of revenues which eliminate on a consolidated basis.

Adjusted Gross Margin. Given the volatile impact of commodity prices on revenues and cost of revenues as described above, we believe it is more useful to evaluate our operating performance by reviewing Adjusted Gross Margin and have therefore included an analysis by segment below:

Refining—For the year ended December 31, 2015, our refining Adjusted Gross Margin was approximately $176.9 million, an increase of $93.0 million compared to $83.9 million for the year ended December 31, 2014. The increase was primarily due to an increase in refined product sales volumes of approximately 11%, lower production costs due to lower crude oil prices and improved crack spreads. In addition, our product mix for 2015 had a higher percentage of sales of higher margin products, particularly distillate and gasoline, compared to 2014.

Retail Gross Margin. ~~For~~*Retail*—For the year ended December 31, 2015, our retail ~~gross margin~~Adjusted Gross Margin was approximately $68.3 million, an increase of $23.8 million compared to $44.5 million for the year ended December 31, 2014. The increase is primarily due ~~to the acquisition of Mid Pac on April 1~~a 31 million gallon, or 63% increase, in sales volumes, ~~2015~~of which ~~contributed to higher sales volumes.~~30 million gallons related to the acquisition of Mid Pac.

Logistics Gross Margin. ~~For~~*Logistics*—For the year ended December 31, 2015, our logistics ~~gross margin~~Adjusted Gross Margin was approximately $34.0 million, an increase of $3.5 million when compared to $30.5 million for the year ended December 31, 2014. The increase ~~is~~was primarily due to an increase in crude oil throughput and on-island sales volumes of approximately 14% and 16% in 2015 as compared to 2014, respectively.

Texadian Gross Margin. ~~For~~*Texadian*—For the year ended December 31, 2015, our Texadian ~~gross margin~~Adjusted Gross Margin was a loss of $2.3 million, a decrease of $7.9 million when compared to $5.6 million for the year ended December 31, 2014. The decrease ~~is~~was primarily due to lower rail car revenues and lower margins available for moving crude oil from Canada to the U.S. Gulf Coast due to market conditions.

Corporate and ***Other Gross Margin.*** ~~For~~*Other*—For the year ended December 31, 2015, our corporate and other ~~gross margin~~Adjusted Gross Margin was approximately $2.0 million, a decrease of $4.0 million when compared to $6.0

million for the year ended December 31, 2014. Corporate and other ~~gross margin~~Adjusted Gross Margin includes several small non-operated oil and gas interests that were owned by our predecessor. The decrease ~~is~~was primarily related to shutting in operations at the Point Arguello Unit in offshore California during the third quarter of 2015.

Operating Expense. For the year ended December 31, 2015, operating expense was approximately $141.6 million, a decrease of $5.0 million compared to $146.6 million for the year ended December 31, 2014. The decrease ~~is~~was primarily due to lower energy costs resulting from lower crude oil prices~~, which were~~ due to market prices as discussed above. This decrease was partially offset by incremental operating expenses of $16.0 million as a result of the Mid Pac acquisition. Additionally, in 2015, we terminated our post-retirement medical plan and recognized a gain of $5.1 million which ~~is~~was included as a reduction of operating expense on our consolidated statement of operations.

Depreciation, Depletion and Amortization. For the year ended December 31, 2015, DD&A expense was approximately $19.9 million, an increase of $5.0 million compared to $14.9 million for the year ended December 31, 2014. The increase ~~is~~was primarily due to $4.3 million of depreciation, depletion and amortization on assets acquired as part of the Mid Pac acquisition on April 1, 2015 and various capital projects put in service in 2014 as we built our back office support and information technology systems, partially offset by $2.1 million lower depletion expense for Point Arguello ~~and~~due to the asset being fully impaired as of December 31, 2014 and $1.1 million lower amortization of intangible assets due to certain assets being fully amortized as of December 31, 2014.

Impairment expense. For the year ended December 31, 2015, we recognized impairment charges of $7.0 million and $2.6 million related to goodwill and intangible assets in our Texadian segment, respectively. There was no impairment expense during the year ended December 31, 2014.

(Gain) Loss on Sale of Assets, Net. For the year ended December 31, 2014, loss on sale of assets, net was approximately ~~$624 thousand~~$0.6 million. The prior period loss ~~is~~was the result of selling oilfield equipment.

General and Administrative Expense. For the year ended December 31, 2015, general and administrative expense was approximately $44.3 million, an increase of $10.0 million when compared to $34.3 million for the year ended December 31, 2014. The increase is primarily due to an increase in compensation and consulting costs. The increase in compensation costs ~~is~~were due to building our back office support as we exited the transition services agreement with Tesoro. Previously, the costs incurred under the transition services agreement were included in Acquisition and integration expense. In 2014, our consulting costs primarily related to acquisition and integration activities; however, in 2015, our consulting costs ~~are~~were included in general and administrative expense as they primarily ~~relate~~related to system modifications and process improvements related to the Supply and Offtake Agreements.

Acquisition and Integration Costs. For the year ended December 31, 2015, acquisition and integration costs were approximately $2.0 million, a decrease of $9.7 million when compared to $11.7 million for the year ended December 31, 2014. The decrease ~~is~~was primarily due to no costs related to the integration of PHR in the year ended December 31, 2015 partially offset by costs incurred for the Mid Pac acquisition and integration.

Interest Expense and Financing Costs, Net. For the year ended December 31, 2015, our interest expense and financing costs were approximately $20.2 million, compared to $18.0 million for the year ended December 31, 2014. The increase was primarily due to a higher outstanding debt balance during the period as a result of the Mid Pac acquisition on April 1, 2015.

Loss on Termination of Financing Agreements. For the year ended December 31, 2015, our loss on the termination of financing agreements was approximately $19.7 million, which primarily consists of a loss of $17.4 million on the termination of the Barclays Supply and Exchange Agreement and a loss of $1.8 million on the termination of the ABL Facility. The loss of $17.4 million on the termination of the Supply and Exchange Agreement consists of a loss of $13.3 million for the cash settlement value of the liability and recognition of $5.6 million of deferred financing costs, partially offset by a $1.5 million exit fee received from Barclays. The loss on the termination of the ABL Facility ~~consists~~consisted of the recognition of deferred financing costs. For the year ended December 31, 2014, our loss on the termination of financing agreements was approximately $1.8 million as a result of our termination of our bridge loan agreement entered into in 2014. Please read Note 11—Debt to our consolidated financial statements.

Change in Value of Common Stock Warrants. For the year ended December 31, 2015, the change in value of common stock warrants resulted in a loss of approximately $3.7 million, a change of $8.1 million when compared to a gain of $4.4 million for the year ended December 31, 2014. For the year ended December 31, 2015, our stock price increased from $16.25 per share as of December 31, 2014 to $23.54 per share as of December 31, 2015 which resulted in an increase in the fair value of the common stock warrants. During the year ended December 31, 2014, our stock price decreased from $22.30 per share on December 31, 2013 to $16.25 per share on December 31, 2014 which resulted in a decrease in the value of the common stock warrants. Additionally, the number of warrants outstanding has decreased over the two year period due to certain warrant holders exercising their warrants.

Change in Value of Contingent Consideration. For the year ended December 31, 2015, the change in value of our contingent consideration liability resulted in a loss of approximately $18.5 million, a change of $21.3 million when compared to a gain of $2.8 million for the year ended December 31, 2014. The contingent consideration relates to the acquisition of PHR which occurred on September 25, 2013 and the change in value during the year ended December 31, 2015 ~~is~~was due to an increase in our actual and expected cash flows related to PHR during the contingency period based on our actual results.

Equity Earnings (Losses) From Laramie Energy. For the year ended December 31, 2015, losses from Laramie Energy were approximately $56.0 million, a change of $58.8 million compared to earnings of $2.8 million for the year ended December 31, 2014. The decrease is due to losses recognized by Laramie Energy for the year ended December 31, 2015 due lower sales prices for natural gas and condensate and an impairment of $41.1 million on our equity investment in Laramie Energy in 2015. Please read Note 3—Investment in Laramie Energy, LLC to the consolidated financial statements for further discussion.

Income Taxes. For the year ended December 31, 2015, we recorded a benefit for the release of $16.8 million of our valuation allowance as we expect to be able to utilize a portion of our net operating loss ("NOL") carryforwards to offset future taxable income of Mid Pac. Excluding the impact of releasing the valuation allowance related to the Mid Pac deferred tax liability, state tax expense was approximately $29 thousand, compared to $455 thousand of state tax benefit for the year ended December 31, 2014.

Adjusted EBITDA and Adjusted Net Income (Loss). For the year ended December 31, 2015 Adjusted EBITDA was $110.4 million compared to a $9.2 million loss for the year ended December 31, 2014. The change ~~is~~was primarily related to improved crack spreads and lower energy costs resulting from lower crude oil prices.

For the year ended December 31, 2015, Adjusted Net Income (Loss) was ~~$14.3 million~~$14.3 million compared to a ~~$38.8 million~~$38.8 million loss for the year ended December 31, 2014. The change is primarily related to improved crack spreads and lower energy costs resulting from lower crude oil prices, offset by a decrease of $58.8 million in our equity earnings (losses) from Laramie Energy, largely due to an impairment of $41.1 million in 2015, higher depreciation, depletion and amortization expenses and higher interest expense and financing costs.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. For the year ended December 31, 2014, revenues were $3.1 billion, a $2.2 billion increase compared to $886.0 million for the year ended December 31, 2013. The increase was primarily driven by the timing of the PHR acquisition which closed on September 25, 2013, therefore, 2013 only included approximately three months of revenues. Brent crude oil prices averaged $99.43 per barrel during 2014 compared to $109.36 per barrel in 2013 and the 4-1-2-1 Mid Pacific Crack Spread was $7.16 per barrel in 2014 compared to $7.33 per barrel in 2013. The Texadian segment also contributed $89.0 million to the increase despite an overall decrease in margins as discussed below. The increase was primarily driven by an increase in sales reported on a gross versus net basis based on the nature of the transactions executed with counterparties.

Cost of Revenues. For the year ended December 31, 2014, cost of revenues were $2.9 billion, a $2.1 billion increase compared to $857.1 million for the year ended December 31, 2013. The increase was primarily driven by the timing of the PHR acquisition which closed on September 25, 2013, therefore 2013 only included approximately three months of activity as discussed above. The Texadian segment also contributed $100.0 million to the increase in cost of revenues despite a decrease in margins as discussed below. The increase was primarily due to an increase in purchases reported on a gross basis as discussed above.

Adjusted Gross Margin. Given the volatile impact of commodity prices on gross revenues and cost of revenues, we believe it is more useful to analyze our operating performance by reviewing Adjusted Gross Margin and have therefore included an analysis by segment below:

Refining ~~*Gross Margin.* For~~—For the year ended December 31, 2014, our refining ~~gross margin~~Adjusted Gross Margin was approximately $83.9 million, an increase of $97.5 million compared to a loss of $13.6 million for the year ended December 31, 2013. The increase ~~is~~was primarily due to the acquisition of PHR in September 2013.

~~*Retail Gross Margin.* For~~*Retail*—For the year ended December 31, 2014, our retail ~~gross margin~~Adjusted Gross Margin was approximately $44.5 million, an increase of $35.0 million compared to $9.5 million for the year ended December 31, 2013. The ~~increase is primarily due to the acquisition of PHR in September 2013.~~increase was primarily

14

due a 39 million gallon, or a 382% increase, in sales volumes primarily due to the acquisition of PHR in September 2013 and a renewed focus of retail management on increasing market share and merchandising efforts post-acquisition.

Logistics Gross Margin. For*Logistics—For* the year ended December 31, 2014, our logistics gross marginAdjusted Gross Margin was approximately $30.5 million, an increase of $21.8 million when compared to $8.7 million for the year ended December 31, 2013. The increase iswas primarily due to the acquisition of PHR in September 2013.

Texadian Gross Margin. For*Texadian—For* the year ended December 31, 2014, our Texadian gross marginAdjusted Gross Margin was approximately $5.6 million, a decrease of $11.1 million when compared to $16.7 million for the year ended December 31, 2013. The decrease iswas primarily due to lower trading differentials on heavy Canadian crude oil and lower volumes.volumes as the Cushing/Hardisty trading differential decreased from $18.46/bbl in 2013 to $10.42/bbl in 2014.

Corporate and Other Gross Margin. For*Other—For* the year ended December 31, 2014, our corporate and other gross marginAdjusted Gross Margin was approximately $6.0 million, a decrease of $1.7 million when compared to $7.7 million for the year ended December 31, 2013. The decrease is primarily due to due lower sales prices for crude oil, natural gas and condensate in 2014 as compared to 2013.

Operating Expense. For the year ended December 31, 2014, operating expense was approximately $146.6 million, an increase of $113.7 million compared to $32.9 million for the year ended December 31, 2013. The increase is primarily due to the acquisition of PHR in September 2013. Additionally, during 2014, expenses were higher when comparing annualized 2013 PHR expenses to 2014 due to a $3.5 million increase in insurance costs, $6.0 million increase in property and local taxes and $3.2 million increase in salaries and wages. In addition, $6.0 million of operating expenses were capitalized as inventory costs for the year ended December 31, 2013.

Depreciation, Depletion and Amortization. For the year ended December 31, 2014, DD&A expense was approximately $14.9 million, an increase of $8.9 million compared to $6.0 million for the year ended December 31, 2013. The increase is Approximately $8.0 million of the increase related to PHR and primarily duerelated to the closing of the acquisition of PHRPHR in September 2013.

Loss (Gain) on Sale of Assets, Net. For the year ended December 31, 2014, the loss on sale of assets, net, was approximately $624 thousand as a result of selling oilfield equipment within our natural gas and oil production segment. There was no significant activity during the year ended December 31, 2013.

Trust Litigation and Settlements. For the year ended December 31, 2014, there was no trust litigation and settlement expense, compared to $6.2 million for the year ended December 31, 2013. There was no significant activity during the year ended December 31, 2014, as we moved further away from the date of our emergence from bankruptcy.

General and Administrative Expense. For the year ended December 31, 2014, general and administrative expense was approximately $34.3 million, an increase of $12.8 million when compared to $21.5 million for the year ended December 31, 2013. The increase iswas primarily due to higher stock-based compensation expense and consulting expenses related to process improvements and the strengthening of internal controls.controls and $2.8 million in higher stock-based compensation expense.

Acquisition and Integration Costs. For the year ended December 31, 2014, acquisition and integration costs were approximately $11.7 million, an increase of $1.9 million when compared to $9.8 million for the year ended December 31, 2013. The increase iswas primarily due to costs incurred to exit the transition service agreement with Tesoro, further integration efforts related to the acquisition of PHR and approximately $7 million of Mid Pac related costs.

Interest Expense and Financing Costs, Net. For the year ended December 31, 2014, our interest expense and financing costs were approximately $18.0 million, compared to $13.3 million for the year ended December 31, 2013. The increase was primarily due to an increase in outstanding debt balance during 2014 due to additional borrowings under the Delayed Draw Term Loan Credit Agreement. Please read Note 11—Debt to the consolidated financial statements.

Loss on Termination of Financing Agreements. For the year ended December 31, 2014, our loss on termination of financing agreements was approximately $1.8 million, compared to $6.1 million for the year ended December 31, 2013. During 2014, we recognized a loss of $1.8 million due to the termination of the Bridge Loan. During 2013, we recognized a loss of $6.1 million due to the termination of our obligations under the Delayed Draw Term Loan Credit Agreement.

Other Income (Expense), Net. For the year ended December 31, 2014, other expense was approximately $312 thousand, a decrease of $1.1 million when compared to other income of $758 thousand for the year ended December 31, 2013. Other income for the year ended December 31, 2013 included a $0.5 million franchise tax refund and $0.2 million in income from a legal settlement that were both nonrecurring. There were no individually significant items during the year ended ~~December 31, 2013~~December 31, 2014.

Change in Value of Common Stock Warrants. For the year ended December 31, 2014, the change in value of common stock warrants resulted in a gain of approximately $4.4 million, a change of $14.6 million when compared to a loss of $10.2 million for the year ended December 31, 2013. During the year ended December 31, 2014, our stock price decreased, which resulted in a decrease in the fair value of the common stock warrants. Conversely, our stock price increased during the year ended December 31, 2013, which resulted in a loss as the value of the common stock warrants also increased.

Change in Value of Contingent Consideration. For the year ended December 31, 2014, the change in value of our contingent consideration liability was approximately $2.8 million. The contingent consideration relates to the acquisition of PHR which occurred on September 25, 2013 and the change in value ~~is~~was due to a decrease in our expected cash flows related to PHR during the contingency period.

Equity Earnings (Losses) From Laramie Energy. For the year ended December 31, 2014, earnings from Laramie Energy were approximately $2.8 million, a change of $5.7 million compared to a loss of $2.9 million for the year ended December 31, 2013. The favorable change ~~is~~was primarily due to higher realized natural gas prices and derivative gains.

Income Taxes. For the year ended December 31, 2014, we recorded approximately $455 thousand of state tax benefit. The 2014 effective tax rate of 1.0% differs from the statutory rate of 35% primarily due to a full valuation allowance against the tax benefit generated by our current operating loss and various state deferred tax activity. The 2013 effective tax rate was 0.0% and differed from the statutory rate primarily due to a full valuation allowance against the tax benefit generated by the operating loss.

Adjusted EBITDA and Adjusted Net Income (Loss). For the year ended December 31, 2014, Adjusted EBITDA was a $9.2 million loss compared to a $30.9 million loss for the year ended December 31, 2013. For the year ended December 31, 2014, Adjusted Net Loss was $38.8 million compared to a $53.1 million loss for the year ended December 31, 2013. The change in Adjusted EBITDA and Adjusted Net Income (loss) ~~is~~was primarily due to the acquisition of PHR in September 2013.